FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended April 10, 2006

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

News Release. 10 April 2006 - English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

April 10, 2006	SYMBOL: VVV

VANNESSA FILES CRUCITAS RESOURCE ESTIMATE ON SEDAR

Vannessa Ventures Ltd. (the "Company") – The Company announces that today it has made a SEDAR filing of the 43-101 Technical Report dated February 27, 2006 prepared by Geostat International Inc.  This report, on the Crucitas gold project located in Costa Rica, was prepared on behalf of the Company’s wholly owned subsidiary, Industrias Infinito S.A. and was previously announced in a news release dated March 1, 2006.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."